Exhibit 8.1

•                      Companies

(*) They are Dormant Companies, therefore they do not appear in the note 9.a, where is disclosed business information under the equity method.

(1) Company terminated in December 2015 due to the merger with CSN Islands VII;

(2) Company incorporated in May 2015;

(3) Company was incorporated in November 2015;

(4) New corporate name of CSN Steel Holdings 2, S.L.U. amended in May 2015;

(5) Company incorporated in December 2015 by Congonhas Minérios S.A. (note 9).

•                      Exclusive funds

Exclusive funds	12/31/2015	12/31/2014	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund		100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
BB Steel - Private credit balanced mutual fund	100.00		Investment fund